                        E.ON AG Conference Call -

                        First Quarter Results 2006

                        May 10, 2006

                        Presentation:

                        Dr. Wulf Bernotat

                        Member of the Board of Management and CEO

                        Please check against delivery

Good afternoon ladies and gentlemen, and welcome to our First Quarter 2006 Conference Call.

I am happy to announce that E.ON posted another set of healthy results. In the first quarter of 2006, adjusted EBIT grew by 6 percent to 2.5 billion Euros. Net income improved by 18 percent to 1.7 billion Euros.

Mr. Schipporeit will discuss our financial performance in more detail in a moment.

•	During today's conference call, I would like first and foremost to report on the progress of our takeover offer for Endesa.

•	Second, I will discuss recent developments regarding regulation of our electricity and gas network businesses in Germany.

•	Third, I would like to make a few comments on the recent evolution of CO2 and power prices.

•	And finally, I will update you on the talks with Gazprom with regard to the investment in Yushno-Russkoje.

Let me thus first review the status of our offer for Endesa.

Our offer for Endesa

Since the 2005 annual results conference call of March 9th, we have already made significant progress towards getting approval.

In line with the additional procedure introduced by the Spanish government, we filed our offer with the CNE on March 23rd. A few days later, the CNE asked us for additional information. We provided the requested documentation on April 19th, all in all 12 000 pages. Although there are doubts about the compatibility of the CNE procedure with European law, we can not see why our offer would not fulfill reasonable criteria regarding Spanish security of supply. We therefore expect the CNE to approve our bid in due time.

On April 6th, the Spanish government formally confirmed to us that it will not make use of the golden share in Endesa.

On April 25th, the European Commission granted us antitrust clearance. Especially welcome is the fact that, as expected, the Commission did not impose any conditions.

The approval of our bid thus looks well on track. Our main focus in the coming weeks is to get approval from the CNE. The approval of the CNMV should follow shortly afterwards.

I would now like to comment on the time schedule. When we first announced our offer on February 21st, we indicated that we hoped to complete the process within 3 to 6 months. Despite the addition of the CNE approval procedure, we still regard this as broadly valid as far as getting approval is concerned.

However, some potential complications have emerged. Gas Natural's offer has been suspended by two different Spanish courts: first by a Madrid commercial court pending a review of the agreement between Gas Natural and Iberdrola, and second by the Supreme Court pending a review of the antitrust clearance granted by the Spanish government.

Bear in mind that E.ON is not a direct party in these two procedures. The CNMV has already decided that the takeover process will have to wait for the suspension of the Madrid commercial court to be lifted. Endesa however has stated that it can and will ask for the suspension to be lifted if our bid is approved. With respect to the Supreme Court, the detailed reasoning behind its ruling has not yet been published. We have therefore not yet been able to analyse to what extent the implications for our bid are different from the decision of the Madrid commercial court. You will therefore understand that it is rather difficult to provide a reliable time frame at this stage.

Nevertheless, what I can say is that we are doing all we can to bring our offer for Endesa to a successful close. The rationale of our offer does not hinge on a few months more or less. We remain convinced that this transaction will create value both for our shareholders and for those of Endesa, and that it is in the interest of all stakeholders.

Network regulation in Germany

I would now like to switch to the topic of network regulation in Germany. I want in fact to address two separate issues.

•	The first one is the approval of the tariffs for access to our electricity and gas networks.

•	The second issue is the concept proposed by the Bundesnetzagentur regarding incentive-based regulation.

Let me start with the approval of our network fees.

As you know, according to the energy law approved last summer, the Bundesnetzagentur has to give prior approval to the network tariffs.

All network operators filed their proposals for electricity network fees at the end of October 2005, and their proposals for gas distribution network fees at the end of January 2006. The energy law states that the Bundesnetzagentur has 6 months to decide, thus by the end of April for electricity. The deadline has slipped however, and the first decisions of the BNA are not expected before Mid-May.

Today, we can only report that the discussions with the Bundesnetzagentur are rather tense. The energy law seeks to balance the legitimate interests of consumers with the financial interests of network operators.

We, as well as other network operators, would much prefer to cooperate constructively with the Bundesnetzagentur. However, the BNA appears to be interpreting many questions of law and substance to the detriment of network operators and seems to be heading for a confrontation course.

We can not exclude that the impact on E.ON Netz and on our regional network businesses will be more material than we had previously anticipated. It is not possible at this stage to quantify this risk precisely. However, our outlook for the market unit Central Europe already considers it adequately.

Let me now turn to the issue of incentive regulation.

Last week, the Bundesnetzagentur made a first draft of its concept available for public consultation. It has to present a definitive proposal to the federal government by July 1st 2006.

E.ON supports the principle of incentive regulation. Our experience in various countries suggests that a well-conceived system can lead over time to substantial efficiency improvements, both to the benefit of consumers and to the benefit of well-managed network operators.

However, there are still a number of question marks regarding the concept proposed by the Bundesnetzagentur.

First, in the view of the BNA, all network operators are supposed to achieve an optimal level of efficiency within 6 to 8 years. Countries with long-established incentive-based regulatory systems are rather emphasizing a progressive but continuous process of efficiency improvements.

We also regard it as problematic that efficiency targets would be applied to cost components on which network operators can exert little or no influence, such as the already existing asset base.

We therefore doubt that the proposed concept meets the criterium of achievability, a clear requirement of the energy law which has to apply to any system of incentive-based regulation.

Finally, the model does not presently incorporate investment budgets for the distribution networks. We fear that this could lead to systematic underinvestment in distribution.

During the forthcoming consultation phase, we plan to submit a number of suggestions for improvement, once we have carried out an in-depth analysis of the proposed model.

Comments of CO2 and power prices

I would like now to make a few comments on the development over the last few weeks of CO2 prices and of wholesale power prices.

As many of you probably already know, a number of European countries have released emissions statistics indicating that the overall CO2 shortfall in the EU for the period 2005-2007 could be lower than many had expected.

This has led to a collapse of CO2 prices, from 30 Euros per tonne in the middle of April to some 12 Euros per tonne today. Wholesale power prices in all European markets followed suit immediately. In Germany for example, forward power prices for 2007 fell from more than 60 Euros per MWh to less than 50 Euros.

The Pan-European CO2 market might still be quite young and volatile. But the rapid adjustments of both CO2 and power prices demonstrate that these markets function quite well.

I continue to regard the concept of emissions trading as the most effective tool to achieve climate change objectives at lowest economic cost. However, the introduction of carbon trading for the whole of the European Union was a truly major endeavour, both for the political authorities and for the sectors and companies involved. This is also why the first trading period, 2005-2007, was conceived as a test phase.

During the first 16 months of emissions trading, we have seen CO2 prices reach much higher levels than initially anticipated, with also a very large impact on wholesale power prices.

At first glance, such high CO2 prices might have seemed beneficial for E.ON and for the power sector. However, I have often said in the past that these high prices would not be sustainable in the longer term, but that they would cause the sector nothing but trouble. Frankly, I am therefore quite happy that CO2 prices have returned to more acceptable levels.

Their recent fall also makes it clear that their primary driver is the anticipated emissions shortfall. This is primarily in the hands of the EU and of national governments. We believe it is necessary and possible to make various adjustments to the system in order to keep CO2 prices within reasonable bounds.

In Germany, the draft National Allocation Plan for the period 2008-2012 allocates a lower share of emissions allowances to the power sector than in the previous period. Existing power plants for example would see only 85 percent of their historic emissions covered by allowances.

Negotiations are still going on. However, we expect that the National Allocation Plan for the next trading period will find a reasonable balance between the different parties.

To conclude on this topic, I would like to remind you that, due to forward contracting, the average wholesale price that we implicitly achieved in Germany last year was still below recently reduced forward prices. In the coming years, our adjusted EBIT will progressively reflect the still high prevailing wholesale prices.

Update on talks with Gazprom

My last point today is an update on the talks with Gazprom.

As you know, we are negotiating the acquisition of a 25% minus 1 share stake in the Yushno-Russkoje gas field, in exchange for minority participations in our gas downstream businesses in Eastern Europe.

The stake in Yushno-Russkoje would correspond to 10 per cent of E.ON Ruhrgas sales, and would thus be an important strategic step for us.

We are working on a mutually beneficial solution which would fit the strategic interests of both parties.

Conclusion

To conclude, I would like you to take the two following messages home:

•
First, our offer for Endesa is well on track. The main issue for the coming weeks is to get approval from the CNE. The approval of the CNMV should follow shortly afterwards. We look forward to present our offer to the shareholders of Endesa.

•
Second, our healthy first quarter results demonstrate that our bid for Endesa - even though it is a major operation - is not distracting us from further enhancing our existing asset base and from delivering performance for our shareholders.

Thank you for your attention. I will now hand over to Erhard Schipporeit. I remain on call to answer your questions later on.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the tender offer prospectus from E.ON regarding the proposed tender offer for Endesa when it becomes available, because it will contain important information. The tender offer prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Likewise, a tender offer statement, which will incorporate the prospectus by reference, will be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the tender offer prospectus (when it is available) and its complementary documentation in the central offices of E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC's web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, phone +49-211-4579-453.
This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.